EXHIBIT 23.3

                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors
HealthCare Interchange, Inc.:

We consent to the use, in Amendment No. 5 to registration statement No. 333-55977 on Form S-1 of MEDE America Corporation, of our audit report, dated September 8, 1998, except as to notes 3 and 15, which are as of October 30, 1998, on the consolidated balance sheet of HealthCare Interchange, Inc. and subsidiary as of June 30, 1998 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the nine-month period ended June 30, 1998, which report appears in the Form S-1 of MEDE America Corporation dated December 23, 1998 and to the reference to our firm under the heading "Experts" in the prospectus.

                                                           KPMG Peat Marwick LLP

St. Louis, Missouri
December 23, 1998